

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 24, 2007

Mr. Peter Barnes
President and Chief Executive Officer
Silver Wheaton Corp
Suite 3400 - 666 Burrard Street
Vancouver, BC
V6C 2X8

>   **Re: Silver Wheaton Corp**
>   **Form 40-F for the Fiscal Year Ended December 31, 2006**
>   **Filed on March 26, 2007**
>   **Response Letter Dated September 27, 2007**
>   **File No. 001-32482**

Dear Mr. Barnes:

        We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated September 27, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2006

Notes to the Consolidated Financial Statements, page 25

Note 2. Accounting Policies, page 25

Silver Contracts, page 25

1.   We note your response to comment two of our letter dated August 22, 2007. Please include in your filing the amounts allocated to reserves, resources, and exploration potential by project for all periods presented.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief